LMS Medical Systems Inc.

NOTICE OF 2007

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT

PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES		2
REVOCATION OF PROXY		3
VOTING BY BENEFICIAL SHAREHOLDERS		3
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		4
PARTICULARS OF MATTERS TO BE ACTED ON		4
1.	ELECTION OF DIRECTORS	4
2.	APPOINTMENT AND REMUNERATION OF AUDITOR	5
3.	AMENDMENTS TO STOCK OPTION PLAN	6
4.	AMENDMENTS TO DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN	8
5.	AMENDMENTS TO BONUS PLANS	10
EXECUTIVE COMPENSATION		12
1.	SUMMARY COMPENSATION TABLE	13
2.	OPTIONS AND SARS	15
3.	COMPOSITION OF THE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE	15
4.	REPORT ON EXECUTIVE COMPENSATION	16
5.	PERFORMANCE GRAPH	17
6.	COMPENSATION OF DIRECTORS	18
EQUITY COMPENSATION PLANS		18
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS		18
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		18
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		19
STATEMENT ON CORPORATE GOVERNANCE PRACTICES		19
AUDIT COMMITTEE		25
SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING		26
ADDITIONAL INFORMATION		26
GENERAL		27
SCHEDULE “A”		1
SCHEDULE “B”		2
SCHEDULE “C”		3
SCHEDULE “D”		4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of LMS Medical Systems Inc. (the “Company”) will be held at the Centre Sheraton, 1201 Boulevard René-Levesque Ouest, Salon Jarry, Montréal, Québec, H3B 2L7, on Thursday, August 9, 2007, at 9:15 a.m. (Montréal time) for the following purposes:

1.	to receive the 2007 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended March 31, 2007, and the auditor’s report thereon;
2.	to elect seven (7) directors;
3.	to reappoint Ernst & Young LLP as the auditor and to authorize the directors to fix the auditor’s remuneration;
4.

to consider and, if deemed advisable, to approve, with or without variation, the resolutions, the text of which is set forth in Schedules “A”, “B” and “C” to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendments to the Company’s 2004 Stock Option Plan, Directors’ Deferred Share Unit and Stock Plan and Bonus Plans, respectively; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Montréal, Québec, this 14th day of June, 2007.

BY ORDER OF THE BOARD

Diane Côté (Signed)

President and Chief Executive Officer

Notes:

1.

A Management Proxy Circular and Proxy accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return the same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2.

As provided in the Canada Business Corporations Act, the directors have fixed a record date of June 14, 2007. Accordingly, shareholders registered on the books of the Company at the close of business on June 14, 2007 are entitled to notice of and to vote at the Meeting.

3.

If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR OF LMS MEDICAL SYSTEMS INC.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

August 9, 2007

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR (THE “CIRCULAR”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF LMS MEDICAL SYSTEMS INC. (THE “COMPANY” OR “LMS”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the Centre Sheraton, 1201 Boulevard René-Levesque Ouest, Salon Jarry, Montréal, Québec, H3B 2L7, commencing at 9:15 a.m. (Montréal time) on Thursday, August 9, 2007, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Martine Gauthier, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof. The addressed envelope that accompanies this Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy. Duly completed and executed proxies must be addressed to the Secretary of the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1,, Attention: Martine Gauthier no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof.

Unless otherwise stated, the information contained in this Circular is as at June 14, 2007.

The persons named in the accompanying form of proxy will vote for or withhold from voting the shares in respect of which they are appointed proxyholder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) on the resolution for the election of directors, FOR the election of the directors named in this Circular; (ii) on the resolution for the reappointment of the auditors, FOR the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration; and (iii) on resolutions to approve the amendments to the stock option plans, FOR the resolutions set forth in Schedules “A”, “B” and “C” to this Circular approving the amendments to the 2004 Stock Option Plan, the Directors’ Deferred Share Unit and Stock Plan and the Bonus Plans, respectively.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

REVOCATION OF PROXY

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used; or (b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees (“Intermediaries ”) and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at June 14, 2007, there were 21,228,724 issued and outstanding common shares without nominal or par value, each carrying the right to one vote per share. The Board of Directors (the “Board”) has by resolution fixed the close of business on June 14, 2007, as the record date, (the “Record Date”) being the date for the determination of the shareholders entitled to receive notice of and vote at the meeting. Each holder of issued and outstanding common shares of record at the time of close of business on the Record Date will be given notice of the Meeting and will be entitle to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the Record Date. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting.

As at June 14, 2007, to the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED ON

1.	ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of the Company shall consist of a minimum of three (3) and a maximum of eleven (11) directors. The Board has fixed at seven (7) the number of directors to be elected at the Meeting. The directors are elected annually. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the seven (7) nominees whose names are set forth below.

All of the nominees are now members of the Board of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, their periods of service as directors of the Company, and the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at June 14, 2007. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Name and Municipality of Residence	Principal Occupations and Biography	Director Since - Common Shares owned or over which control or direction is exercised, as at May 31, 2007
Elaine Beaudoin, CA(1) Montréal, Québec, Canada	Corporate Director	March 31, 2004 7,100
Diane Côté Montréal, Québec, Canada	President and Chief Executive Officer of the Company since October 2001	March 31, 2004 148,961
Terrance H. Gregg(1) Malibu, California, USA	Business Consultant, Former President of Medtronic MiniMed (medical device manufacturer)	April 29, 2004 188,502
Harry G. Hohn(2) New York, New York, USA	Business Consultant, Former Chief Executive Officer of New York Life Insurance Company	May 11, 2004 105,000
Benoit La Salle, CA(1)(2) Montréal, Québec, Canada	Chairman of the Board of the Company; Chief Executive Officer, Semafo Inc. (mining company)	March 31, 2004 366,749(3)
Arthur Porter Montréal, Québec, Canada	Director General and Chief Executive Officer of McGill University Health Centre	January 16, 2006 Nil
Michael Maher(2)(4) Garden City, New Jersey, USA	Corporate Director, Former Managing Director of Merrill Lynch	October 2, 2006 125,714
(1)	Member of the Audit Committee
(2)	Member of the Governance, Compensation and Nominating Committee
(3)

Mr. La Salle and Mr. Yves Grou, the Chief Financial Officer of the Company, own together 316,749 common shares of the Company, held through PGL Capital Inc. in which they jointly have a 100% controlling interest.

(4)	Mr. Maher is a registered representative of Griffin Securities, Inc. (“Griffin”). Griffin acted as agent in a private placement for the Company in 2007.

On December 9, 2002, BridgePoint International Inc., a company in which Mr. La Salle was a director and Chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authority in each of Québec, Ontario, Manitoba, Alberta and British Columbia as a consequence of its default in filing its audited annual financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, these cease trade orders were revoked by the above-mentioned regulatory authorities.

2.	APPOINTMENT AND REMUNERATION OF AUDITOR

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration. Ernst & Young LLP, Chartered Accountants, has been the auditor of the Company since April 1, 2004, being the date of the completion by the Company of the acquisition of the shares of LMS Medical Systems Ltd. (the “qualifying transaction”). Ernst & Young LLP was the auditor of LMS Medical Systems Ltd.

3.	AMENDMENTS TO STOCK OPTION PLAN

The Meeting has been called in part to consider and, if deemed advisable, to approve the following amendments (the “Stock Option Plan Amendments”) to the Company’s 2004 Stock Option Plan (the “Stock Option Plan”): (a) to increase the number of common shares issuable under the Stock Option Plan from 2,149,942 to 3,183,942; (b) to provide that an option will continue to be exercisable for ten business days following the termination of a Black-out Period (as defined below) that was in effect at the expiry date of the option or immediately before the expiry date of the option; (c) to remove the 5% limit on issuances to any one person or to any one insider; and (d) to clarify that the Board has the discretion to make amendments to the Stock Option Plan without shareholder approval, except for any amendment which (i) reduces the exercise price of an option granted to an insider; (ii) extends the period available to exercise an option granted to an insider other than in connection with a Black-out Period; or (iii) increases the number of common shares reserved for issuance under the Stock Option Plan. Certain of the proposed Stock Option Plan Amendments arise from recent changes to the policies of the Toronto Stock Exchange (“TSX”) as described below.

The Company prohibits its directors, officers and employees from trading in its securities with knowledge of any material information concerning the Company which has not been disclosed to the public. As it may be difficult from time to time for an individual to determine if he or she is in possession of material non-public information, particularly as it relates to financial results, the Company has identified certain restricted periods during which its personnel cannot trade in securities of the Company. The restriction on trading includes a prohibition on exercising a stock option. As a result of these voluntarily imposed restricted trading periods (“Black-out Periods”), an optionholder may be unable to exercise an option prior to its expiry, should the expiry date fall within a Black-out Period. The TSX recently indicated that companies should not be penalized for maintaining good corporate governance practices, such as voluntary blackout periods and that the TSX would accept, subject to shareholder approval being obtained, amendments to stock option plans to allow for a brief extension to an exercise period of an option where the expiry date of the option would otherwise be within or immediately following a Black-out Period. The Board has approved an amendment to the Stock Option Plan, that will permit options to remain exercisable for up to ten business days following the termination of a Black-out Period that was in effect at the expiry date of the option or immediately before the expiry date of the option.

The TSX has in the past also permitted the Board to make certain amendments to options and option plans without shareholder approval, provided that the TSX deemed such amendments to be non-material in nature. The TSX has indicated that commencing June 30, 2007, all stock option plans will require detailed amending provisions approved by shareholders, failing which all amendments, even those amendments previously viewed by the TSX as being of a minor or housekeeping nature, will require shareholder approval. The Stock Option Plan Amendments provide that the Board requires shareholder approval to make any amendment to the Stock Option Plan that (i) reduces the exercise price of an outstanding option granted to an insider; (ii) extends the expiry date of an outstanding option granted to an insider (other than in respect of a Black-out Period); or (iii) increases the number of common shares reserved for issuance under the Stock Option Plan. All other amendments to the Plan could be made at the discretion of the Board. For example, the Board’s discretion will include, without limitation, authority to make amendments to: (i) alter, extend or accelerate the vesting provisions of options, (ii) clarify any ambiguity, inconsistency or omission in the Plan and other amendments of a clerical or housekeeping nature, (iii) alter the termination provisions of an option or of the Plan, provided that such change does not entail an extension beyond the expiry date of an option granted to an insider of the Company, other than in connection with a Black-out Period as described above, (iv) modify the mechanics of exercise, (v) add a financial assistance provision, and (vi) add a cashless exercise feature.

The Company’s Stock Option Plan was initially approved by the Board on June 15, 2004, and by shareholders at the Company’s annual and special meeting held on September 15, 2004. The Stock Option Plan provides directors and employees of the Company and its subsidiaries, as well as other persons who provide ongoing consulting services to the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The Company currently has reserved for issuance under the Stock Option Plan a maximum of 2,149,942 common shares, representing 10.1% of the number of common shares of the Company issued and outstanding as at June 14, 2007. Since the inception of the Stock Option Plan, no shares have been issued pursuant to the exercise of options, 1,537,594 shares are issuable pursuant to the exercise of outstanding options and 440,218 shares remain available for issuance, representing respectively approximately 0%, 7.2% and 2.1% of the number of common shares of the Company currently issued and outstanding as at June 14, 2007. If shareholders approve the increase in the maximum number of shares issuable under the Stock Option Plan to 3,183,942, representing 15% of the number of common shares of the Company issued and outstanding as at June 14, 2007, the number of shares available for issuance will increase to 974,218.

Pursuant to the terms of the Stock Option Plan, the Board is authorized to grant to eligible individuals options to acquire common shares of the Company and to determine the term, vesting date and exercise price of the options. However, the term may not be more than 10 years and the option exercise price may not be less than the closing sale price of the Company’s common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price on such date, then the exercise price shall not be less than the simple average of the closing bid and ask prices for the common shares on the Toronto Stock Exchange on such date. Option granted under the Stock Option Plan shall be non-assignable and non-transferable. The Company will not provide any financial assistance to any individual in connection with the exercise of any options under the Stock Option Plan.

The number of common shares issuable to insiders collectively at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares of the Company. The number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares of the Company. Currently, the number of common shares issued to any one insider within the 12 months immediately preceding or 12 months immediately following the date of grant of an option cannot exceed 5% of the issued and outstanding common shares of the Company. Further, the number of common shares reserved for issuance at any time to any one person under the Stock Option Plan, together with any options previously granted by the Company, cannot exceed 5% of the issued and outstanding common shares. However, these 5% limits are no longer required by the TSX. If shareholders approve the Stock Option Plan Amendments, both 5% limits will be deleted from the Stock Option Plan.

If an option holder ceases to be an officer, director or employee of the Company at any time (the “Termination Date”), all options held by the individual expire 180 days following the Termination Date, except that: (i) in the case of the retirement of the option holder, all options expire on the third anniversary of the retirement date; and (ii) in the case of termination for cause, all vested options expire on the Termination Date and all non-vested options are forfeited on the Termination Date; and further provided that no options may be exercised after the stated expiry date.

Other minor amendments have been made to the Stock Option Plan which do not require shareholder approval.

A copy of the Stock Option Plan is available upon written request to the Chief Financial Officer or the Secretary of the Company at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7.

The Board and the TSX have approved the Stock Option Plan Amendments, subject to shareholder approval.

Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set forth in Schedule “A” hereto approving the Stock Option Plan Amendments. To be effective, the resolution must be passed by a majority of the votes cast in person or by proxy by the shareholders at the Meeting. Management recommends a vote “For” the resolution approving the Stock Option Plan Amendments.

4.	AMENDMENTS TO DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN

The Meeting has been called in part to consider and, if deemed advisable, to approve the following amendments (the “DSU Plan Amendments”) to the Directors’ Deferred Share Unit and Stock Plan (the “DSU Plan”): (a) to increase the number of common shares issuable under the DSU Plan from 250,000 to 400,000; (b) to add full-time officers and employees as eligible participants; (c) to permit eligible officers and employees to elect to receive all or a portion of any bonus under the Company’s Bonus Plans in the form of deferred share units (“DSUs”); (d) to permit officers to elect to receive a portion of their annual base salary in the form of DSUs; and (e) to clarify that the Board has the discretion to make amendments to the DSU Plan without shareholder approval, except any amendment which increases the number of common shares reserved for issuance under the Plan.

The DSU Plan was approved by the Company’s Board on February 10, 2005 and by the Company’s shareholders at the annual and special meeting of shareholders held on September 14, 2005. The Plan was implemented to promote a greater alignment of interest between the Company’s directors and the shareholders of the Company by providing an ongoing equity stake in the Company throughout an individual’s period of service as a director of the Company, and reduce the cash expense to the Company. If shareholders approve the DSU Plan Amendments, the interests of the Company’s officers and employees will also be further aligned with the interests of shareholders of the Company.

Under the terms of the DSU Plan, all non-employee members of the Company’s Board and, if designated by the Board’s Governance, Compensation and Nominating Committee, non-employee members of the board of any wholly-owned subsidiary of the Company, will receive, on a deferred payment basis and in lieu of cash remuneration which would otherwise be payable to such directors, DSUs. The number of DSUs to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director for services rendered (excluding reimbursement of expenses) by the fair market value per common share at the time of grant of the DSUs. The DSU grant date is the last business of each fiscal quarter with respect to remuneration for that quarter. A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one common share, but which cannot be redeemed or paid-out until such time as the director ceases to hold any position with the Company. Upon a person retiring from all positions with the Company or who, except as a result of death, has otherwise ceased to hold any positions with the Company and its subsidiaries, such person will have up to 180 days to redeem his or her DSUs. In the event of the death of a director, notice of redemption of the DSUs shall be deemed to have occurred on the date of death. The DSUs redeemed will be exchanged for (i) cash, (ii) common shares, or (iii) a combination of cash and common shares, the means of payment being at the sole discretion of the Company. If the DSUs are redeemed for common shares, each DSU will be redeemed for one common share, less any required statutory withholdings. If the DSUs are redeemed for cash, the amount payable will be determined by multiplying the number of DSUs in the director’s account by the fair market value per common share as of the date on which the Company is notified of the redemption, less any required statutory withholdings. For purposes of the DSU Plan, “fair market value” at any date will equal the average of the closing prices of the Company’s common shares on the TSX for the five trading days ending on such date, or if such date is not a trading day, then the five trading days ending immediately before such date.

If shareholders approve the DSU Plan Amendments, officers and employees of the Company and its subsidiaries will be entitled to elect to receive all or a portion of any bonus earned under the Company’s Bonus Plans in the form of DSUs, instead of common shares. As described above, a DSU is a bookkeeping entry credited to an account maintained for each eligible participant having the same value as one common share, but which cannot be redeemed or paid-out until such time as the participant ceases to hold any position with the Company. At the time of the bonus calculation, participants who have elected to receive a portion of their bonus in DSUs (the “Deferred Bonus Amount”) will be credited with the number of DSUs equal to the Deferred Bonus Amount divided by the fair market value on March 31 of the financial year of the Company to which the bonus relates.

If shareholders approve the DSU Plan Amendments, officers of the Company and its subsidiaries will be entitled to elect to receive up to 50% of their base salary in the form of DSUs rather than cash. The number of DSUs to be credited to an eligible officer will be determined by dividing the amount of cash remuneration otherwise payable to the officer as base salary by the fair market value per common share at the time of grant of the DSUs. The DSU grant date is the last business day of each fiscal quarter with respect to remuneration for that quarter. In the event that an officer ceases to be employed by the Company during a quarter, the number of DSUs to be credited shall be pro-rated to reflect that the officer was not employed for the full quarter.

DSUs credited in connection with the payment of an employee’s or officer’s bonus or base salary, as applicable, may be redeemed only when the officer or employee ceases to hold any position with the Company, on the same terms as described above for directors, including terms applicable in the event of death, with the means of payment (in cash, shares, or a combination) being at the sole discretion of the Company.

The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)), at any time, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding common shares of the Company. The number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding common shares of the Company.

At the time the DSU Plan was established, 125,000 common shares were reserved for issuance under the plan and in 2006, shareholders approved an increase in that number to 250,000, representing 1.17% of the common shares of the Company currently outstanding. Since inception, 6,400 common shares have been issued in payment of DSUs awarded, representing 0.03% of the common shares of the Company currently outstanding, 242,122 common shares are issuable under the DSU Plan in connection with outstanding DSUs (including 7,563 DSUs which have been earned but will not be credited to the participant until an increase in the authorized number of units is approved by shareholders), representing 1.1% of the common shares of the Company currently outstanding (assuming all such DSUs are paid out in common shares) and 1,013 common shares remain available for issuance. If shareholders approve the DSU Plan Amendments, the number of shares reserved for issuance will be increased to 400,000 representing 1.88% of the common shares of the Company currently outstanding and 151,013 common shares will be available for issuance under the DSU Plan.

The DSU Plan includes provisions usual to these types of plans to provide for appropriate adjustments to be made to the number of DSUs upon the occurrence of certain events, such as a stock dividend, stock split, stock consolidation, combination, reclassification or exchange of shares, including without limitation, by way of arrangement, amalgamation, merger, spin-off or other distribution.

The rights respecting the DSUs are not transferable or assignable other than by will or by the laws of descent and distribution.

Subject to any necessary approval of the TSX, the American Stock Exchange, or any other stock exchange on which the common shares may then be listed, the Board may from time to time amend the DSU Plan as deemed necessary or appropriate. If shareholders approve the DSU Amendments, shareholder approval will be required only for any amendment which increases the number of common shares reserved for issuance under the Plan. The Board’s discretion will include, without limitation, authority to make amendments to: (i) clarify any ambiguity, inconsistency or omission in the DSU Plan and other amendments of a clerical or housekeeping nature, (ii) alter the termination provisions of a DSU or of the DSU Plan, and (iii) add a financial assistance provision.

Other minor amendments have been made to the DSU Plan which do not require shareholder approval.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer or the Secretary of the Company at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7.

The Board and the TSX have approved the DSU Amendments, subject to shareholder approval.

Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule “B” hereto approving the DSU Plan Amendments. To be effective, the resolution must be passed by a majority of the votes cast in person or by proxy by the shareholders at the Meeting. Management recommends a vote “For” the resolution approving the DSU Plan Amendments.

5.	AMENDMENTS TO BONUS PLANS

The Meeting has been called in part to consider and, if deemed advisable, to approve amendments (the “Bonus Plan Amendments”) to the Company’s bonus plans (the “Bonus Plans”): (a) to increase the number of common shares issuable under the Bonus Plans, in aggregate, from 500,000 to 1,300,000; (b) to permit the payment of bonuses in the form of DSUs instead of common shares, if participants in the Bonus Plans so elect under the DSU Plan; (c) to permit the amendment of the Bonus Plans without shareholder approval, except any amendment which increases the number of common shares reserved for issuance under the Bonus Plans; (d) to clarify that the share price used to convert a bonus award into shares or DSUs will be the fair market value (as defined below for purposes of the Bonus Plans) on March 31 of the financial year of the Company to which the bonus relates; and (e) to remove the 5% limit on issuances to any one person or to any one insider.

The Bonus Plans, which were initially approved by the Board on June 14, 2005 and by the Company’s shareholders at the annual and special meeting of shareholders held on September 14, 2005, are intended to link employee incentive compensation to the Company’s financial results and to promote team spirit within the Company. The plans are administered by the Company’s Governance, Compensation and Nominating Committee (the “Committee”). The Bonus Plans were initially approved as one plan, but were subsequently separated into two plans, one for senior management and one for non-senior management, to facilitate different weightings of individual and corporate objectives for the two groups.

Under the terms of the Bonus Plans, eligible officers and key employees of the Company and any of its subsidiaries will receive annual awards of common shares in the capital of the Company based on the achievement of corporate and individual performance objectives established at the beginning of a fiscal year. If shareholders approve the Bonus Plan Amendments, eligible officers and key employees will also be entitled to receive all or a portion of bonus awards in the form of DSUs instead of common shares.

The number of common shares issuable to insiders, at any time, under all security based compensation arrangements, including the Bonus Plans, cannot exceed 10% of the issued and outstanding common shares of the Company. The number of common shares issued to insiders, within any one year period, under all security based compensation arrangements, including the Bonus Plans, cannot exceed 10% of the issued and outstanding common shares of the Company. Currently, the maximum number of common shares which may be issued to any one Insider, within a one-year period, under all security based compensation arrangements, including the Bonus Plans, cannot exceed 5% of the issued and outstanding common shares of the Company. Further, the maximum number of common shares issuable to any one person under the Bonus Plans cannot exceed 5% of the common shares outstanding at the time of the issuance, on a non-diluted basis, less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury. However, these 5% limits are no longer required by the TSX. If shareholders approve the Bonus Plan Amendments, both 5% limits will be deleted from the Bonus Plans.

The target bonus for each eligible participant will be a percentage of the participant’s earned annual salary. The target bonus will be calculated based on the following three factors: (a) individual performance, (b) corporate results and (c) departmental performance. The award of the target bonus will be based on a specific formula for each factor.

The bonus calculation will be based on earned annual salary as at March 31 of the applicable fiscal year, excluding bonuses and special remuneration. Where an eligible participant joins the Company during the fiscal year, or if there is a change in an eligible participant’s salary during the fiscal year, the bonus award will be pro-rated.

Until the Company’s EBITDA (earnings before interest, taxes, depreciation and amortization) becomes positive, all earned bonuses will be paid in common shares or DSUs. Currently, the Bonus Plans refer to conversion of bonuses into shares or DSUs based upon the share price on the date the bonus is calculated. If shareholders approve the Bonus Plan Amendments, the Bonus Plans will be amended to refer to conversion of bonuses into common shares or DSUs based upon the fair market value per common share on March 31 of the financial year of the Company to which the bonus relates. For purposes of the Bonus Plans, “fair market value” at any date will equal the average of the closing prices of the Company’s common shares on the TSX for the five trading days ending on such date, or if such date is not a trading day, then the five trading days ending immediately before such date. The common shares will be issued, or DSUs will credited to the employee’s account, at the time the bonus is calculated which shall not be later than 90 days after the end of the fiscal year of the Company with respect to which the bonus has been earned.

If an eligible participant terminates his or her employment with the Company for reasons other than disability or retirement (or upon the death of the eligible participant), such participant (or the participant’s estate): (i) will not be eligible for a bonus award relating to the fiscal year of termination, and (ii) will not be eligible for a bonus award relating to the year prior to the fiscal year of termination if such bonus award has not been approved by the Board or by the shareholders of the Company at the annual shareholder meeting, to the extent such approval is required, in both cases unless the Committee decides otherwise, upon the recommendation of the Chief Executive Officer.

At the time the Bonus Plans were established, 250,000 common shares were reserved for issuance under Bonus Plans and that number was subsequently increased to 500,000 common shares. Since inception, 499,070 common shares representing 2.35% of the common shares currently outstanding have been issued under the Bonus Plan and a total of 930 common shares representing less than 0.1% of the issued and outstanding common shares of the Company are available for issuance under the Bonus Plans. If shareholders approve the Bonus Plan Amendments, the number of shares reserved for issuance under both Bonus Plans, in aggregate, will be increased to 1,300,000 representing 6.1% of the common shares of the Company currently outstanding and 800,930 common shares will be available for issuance under the Bonus Plans. Of this amount, 317,647 common shares are expected to be issued under the Bonus Plans in connection with the fiscal year ended March 31, 2007, with a balance of 483,283 available for future issuance.

The Committee may amend the Bonus Plans at any time, or discontinue them at the beginning of any fiscal year. If the Bonus Plan Amendments are approved, shareholder approval will not be required to amend the Bonus Plans, except for any amendment which increases the number of common shares reserved for issuance under the Bonus Plans. The Board’s discretion will include, without limitation, authority to make amendments to: (i) clarify any ambiguity, inconsistency or omission in the Bonus Plans and other amendments of a clerical or housekeeping nature, (ii) alter the termination provisions of the Bonus Plans, and (iii) alter targets and the method of calculating bonuses.

Other minor amendments have been made to the Bonus Plans which do not require shareholder approval.

A copy of each of the Bonus Plans is available upon request in writing to the Chief Financial Officer or Secretary of the Company at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7.

The Board and the TSX have approved the Bonus Plan Amendments, subject to shareholder approval.

Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolution set out in Schedule “C” hereto approving the Bonus Plan Amendments. To be effective, the resolution must be passed by a majority of the votes cast in person or by proxy by the shareholders at the Meeting. Management recommends a vote “For” the resolution approving the Bonus Plan Amendments.

EXECUTIVE COMPENSATION

The salaries of the named executive officers (“NEOs”) in fiscal 2007 are listed in the chart below.

1.	SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary $	Bonus(1)(2) $		Securities Under Option (4) #	All Other Compensation ($)
Diane Côté	2007	225,000	149,985	(2)	55,000	NIL
President and	2006	212,520	105,197	(1)	NIL	NIL
Chief Executive Officer	2005	192,500	NIL		210,982	NIL
Yves Grou	2007	192,300	64,094	(2)	28,000	NIL
Chief Financial Officer(3)	2006	191,532	47,404	(1)	NIL	NIL
	2005	184,167	NIL		200,000	NIL
Emily Hamilton	2007	166,980	55,654	(2)	28,000	NIL
Vice-President,	2006	166,980	49,593	(1)	NIL	NIL
Medical Research	2005	156,250	NIL		66,188	NIL
Bruno Bendavid	2007	160,000	53,328	(2)	28,000	NIL
Vice-President,	2006	151,666	40,000	(1)	50,000	NIL
Product Development	2005	140,000	NIL		19,777	NIL
(1)

The bonuses were declared under the bonus plan approved for the fiscal 2006 year ending March 31, 2006. Under the bonus plan, the bonus is paid by issuing LMS common shares. The shares were issued subsequent to year-end at $2.06 per share. Diane Côté, Yves Grou, Emily Hamilton and Bruno Bendavid received: 51,067, 23,012, 24,074 and 19,417, respectively, for the period ended March 31, 2006.

(2)

The bonuses were declared under the bonus plan approved for the fiscal 2007 year ending March 31, 2007. Under the bonus plan, the bonus is paid by issuing LMS common shares. For the year ending March 31, 2007, LMS has recorded total bonus expense in the amount of $323,061, relating to the above executives. As at March 31 2007, shares reserved, available and approved by the shareholders under the Bonus Plan were less then the amount that would be required to settle the about bonus to management (and other employees). As a result of this shortfall, only pro-rata portion of the $323,061 or $154,620, representing 129,933 common shares was recorded above as part of 2007 Bonus and these shares are expected to be issued subsequent to year-end at $1.19 per share. Diane Côté, Yves Grou, Emily Hamilton and Bruno Bendavid would receive: 60,623, 25,778, 22,384, and 21,448 common shares, respectively, for the period ended March 31, 2007. The remaining balance of $168,441 was recorded as a payable. At the upcoming annual shareholder meeting, LMS expects to increase the number of shares issuable under the Bonus Plan and settle the remaining by issuing commons shares at the price determined after the approval by the shareholders.

(3)	This amount represents consulting fees paid to Groupe Conseils Grou, La Salle Inc. which is a related party.
(4)	Options exercisable at price ranging from $2.06 to $4.28.

Diane Côté

Diane Côté, our President and Chief Executive Officer, is employed pursuant to a written employment contract entered into as of October 9, 2001. The contract provides for a base compensation of $180,000 (currently $225,000).

Yves Grou

Yves Grou, our Chief Financial Officer, is compensated through management fees paid to Groupe Conseils Grou, La Salle Inc. We paid management fees to Groupe Conseils Grou, La Salle Inc. of $192,300, $191,532 and $184,167 for the years ended March 31, 2007, 2006 and 2005, respectively. Benoit La Salle, a member of our Board of Directors, is also a director of Groupe Conseils Grou, La Salle Inc.

Emily Hamilton

Emily Hamilton, our Vice-President, Medical Research, is employed pursuant to a written employment contract entered into on September 9, 1996. Her base salary is $166,980.

Bruno Bendavid

Bruno Bendavid, Vice-President, Operations and Development, has been employed with the Company since its inception and in his current position since September 2006. His base salary is $160,000.

The above executives are employed pursuant to written agreements. The agreements provide for a base compensation as indicated above and, at the discretion of the Board, a performance bonus payable upon the achievement of specified objectives. In addition, executives are eligible to participate in any incentive program that LMS may establish from time to time, such as the Stock Option Plan and DSU Plan. The agreements contain non-competition, customer non-solicitation and employee non-solicitation covenants which continue following termination of employment with LMS for 12 months in the case of non-competition, 18 months in the case of customer non-solicitation and 12 months in the case of employee non-solicitation. The agreement also contains confidentiality provisions that continue indefinitely with respect to trade secrets and for five years following termination of employment with respect to other confidential information. The agreements can be terminated by LMS for cause at any time and by the executive on 90 days notice.

In the event of a change of control, the executive can elect to resign and receive severance compensation within the first 60 days after the change of control. Following the 60 days, in the 18 month period after a change of control, if his or her employment is terminated without cause or the executive resigns further to an unwanted transfer or a significant reduction in compensation or responsibilities, the executive will be entitled to receive severance compensation.

Executives will be entitled to receive severance based on their base compensation plus their average annual bonus for the previous two years, calculated for a period of 24 months, or in the case of the Chief Executive Officer, 30 months. In the event of such termination or resignation after a change of control, all stock options already granted to the executive will vest immediately and the executive will have 12 months from the time of termination or resignation to exercise such stock options. The severance compensation will also include the estimated value of the stock options that would have been granted to the executive had his or her employment not been terminated.

See the section entitled “Particulars Of Matters To Be Acted On” for a summary of the Stock Option Plan, the DSU Plan and the Bonus Plans.

We do not provide any cash compensation for our directors who are also officers for their services as directors but our directors are entitled to participate in our Stock Option Plan.

No pension, retirement fund and other similar benefits have been set aside for our officers and directors.

2.	OPTIONS AND SARS

During the financial year ended March 31, 2007, 139,000 options were granted to the NEOs listed below. No stock appreciation rights (“SARS”) were granted to any NEO.

Options Grants During Fiscal Year Ended 2007

NEO Name	Securities, Under Options Granted (#)	% of Total Options Granted to Employees In 2007	Exercise or Base Price ($/Security)	Market Value Of Securities Underlying Options On the Date of Grant ($/Security)	Expiration Date
Bruno Bendavid	28,000	20.1%	$2.06	$2.06	March 11, 2011
Emily Hamilton	28,000	20.1%	$2.06	$2.06	March 11, 2011
Diane Côté	55,000	39.6%	$2.06	$2.06	March 11, 2011
Yves Grou	28,000	20.1%	$2.06	$2.06	March 11, 2011

The options held by each NEO at year end are set out below.

Aggregated Option Exercises During the Most Recently Completed Financial Year And Financial Year-End Option Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the- Money Options at FY-End ($) Exercisable/Unexercisable (2)
Diane Côté	NIL	NIL	140,655 / 125,327	0 / 0
Yves Grou, CA	NIL	NIL	133,333 / 94,667(1)	0 / 0
Emily Hamilton, MDCM FRCP	NIL	NIL	44,125 / 50,063	0 / 0
Bruno Bendavid	NIL	NIL	29,851 / 67,526	0 / 0
(1)

Mr. Grou exercises control of 40,000 warrants to obtain common shares of the Company held by Bridge Capital International Inc. Companies in which Mr. Grou exercises control sold no warrants during the financial year ended March 31, 2007.

(2)

The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange as at March 30, 2007 ($1.19), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized. Values of unexercised in-the-money options are based on exercise prices varying from $2.06 to $4.00.

3.	COMPOSITION OF THE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE

The Governance, Compensation and Nominating Committee is composed of 3 members, all of whom are independent for the purposes of applicable securities laws. These members, as of June 14, 2007, are Terrance H. Gregg, Benoit La Salle and Michael Maher.

4.	REPORT ON EXECUTIVE COMPENSATION

The Governance, Compensation and Nominating Committee of the Board (the “Committee”) is charged with, among other things, the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the Chief Executive Officer), and succession planning. As appropriate, recommendations regarding these issues are made to the Board. The Committee consists of three independent directors (as defined in National Instrument 58-101-Disclosure of Corporate Governance Practices).

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a)	motivate and reward executive officers for the achievement of corporate and functional objectives;
(b)	recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other healthcare technology companies; and
(c)	align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian healthcare technology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company’s compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, and other customary employment benefits. The relative emphasis of the two main components of the annual compensation of executives is approximately 75% base salary and 25% annual bonus. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive’s experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. With respect to salaries for executive officers, the Committee also takes into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, our Board of Directors approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. Our Chief Executive Officer’s annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 66 2/3% on the achievement of corporate objectives and 33 1/3% on the achievement of individual objectives. The maximum bonus payable as a percentage of base salary to our Chief Executive Officer and to the other executive officers is 100%. In order to calculate the bonus payable, the individual’s weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual’s base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under “Annual Bonus,” with similar weightings applied to the achievement of corporate objectives and individual objectives.

Presented by the Governance, Compensation and Nominating Committee (as of the date of the Report on Executive Compensation):

Terrance H. Gregg

Harry G. Hohn

Benoit La Salle

5.	PERFORMANCE GRAPH

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares for the period from March 31, 2004(1) to March 31, 2007 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period(2).

	2004	2005	2006	2007
Company Close	$4.60	$3.85	$2.12	$1.25
Company Value	100	83.7	46.1	27.2
S&P/TSX Composite Total Return Index	21,444.89	26,618.80	28,742.03	32025.58
S&P/TSX Composite Total Return Index Value	100	124.1	134.0	149.3
(1)	The information for the 2004 financial year covers the period from November 1, 2003 to March 31, 2004.
(2)	Assumes $100 invested in common shares of the Company on March 31, 2004 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

6.	COMPENSATION OF DIRECTORS

The directors of the Company will receive $225,000 in directors’ fees or 148,920 DSUs, in the aggregate, in respect of the year ended March 31, 2007 under the DSU Plan described under “Particulars Of Matters To Be Acted On”.

EQUITY COMPENSATION PLANS

See the section entitled “Particulars Of Matters To Be Acted On” for a summary of the 2004 Stock Option Plan, the Directors’ Deferred Share Unit and Stock Plan and the Bonus Plans.

As at March 31, 2007:

Plan Category Equity compensation plans not approved by securityholders		Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
1.	2004 Stock Option Plan(1)	1,537,594	$3.35	440,218
2.	Other Options(2)(3)	62,012	$4.30	NIL(3)
3.	Directors’ Deferred Share Unit and Stock Plan(1) (4) (5)	234,559	$1.79	1,013(1)
4.	Bonus Plans(1) (5)	249,580	$1.19	930(1)
(1)

See “Particulars Of Matters To Be Acted On” for a summary of the 2004 Stock Option Plan , the Directors’ Deferred Share Unit and Stock Plan and the Bonus Plans. All figures reflect the equity compensation plans prior to amendments to increase the maximum number of common shares issuable under the plans as described elsewhere in this Circular. At the Meeting, the Company’s shareholders will be asked to vote upon amendments to increase the number of common shares issuable under each of the plans.

(2)	“Other Options” represents options to purchase common shares of the Company issued to holders of options of LMS Medical Systems (Canada) Ltd.
(3)	No further options will be issued under this category.
(4)	Upon termination of service, deferred share units allotted under this plan may be exchanged for cash or common shares in the capital of the Company at the Company’s discretion.
(5)	Excludes 7,563 DSUs and 317,647 common shares which are issuable under the DSU and Bonus Plans, which are subject to footnote (1) above.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company to not make loans to directors, executive officers, or senior officers. Since the beginning of the Company’s last financial year, no present or former director, executive officer, or senior officer of the Company is currently or has been indebted to the Company.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is US$60,000, and the total amount of insurance purchased for the directors and officers as a group is US$5,000,000, subject to a deductible amount up to US$50,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard exclusions, and no claims have been made thereunder to date.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any informed person of the Company, any proposed director of the Company or any known associate or affiliate of such persons, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Ontario Securities Commission (the “OSC”) has issued guidelines for effective corporate governance under National Policy 58-201 – Corporate Governance Guidelines (the “OSC Guidelines”). The OSC Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items pertaining to sound corporate governance. The OSC has issued National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”) which requires that each listed company disclose, on an annual basis, its approach to corporate governance by disclosing the information required by the Instrument.

The Board has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company’s employees have also been implemented. The mandate and the codes of ethics, along with the charters of each of the Company’s Audit Committee and Governance, Compensation and Nominating Committee, may be viewed on the Company’s website at www.lmsmedical.com.

The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The disclosure requirements of the Instrument and a commentary on the Company’s approach with respect to each requirement are set forth below.

Disclosure Requirements	Comments
Disclose the identity of directors who are independent.

Elaine Beaudoin

Terrance H. Gregg

Harry G. Hohn

Benoit La Salle

Arthur Porter

Michael Maher

For more information about each director, please refer to the section entitled “Election of Directors” on page 3 of this Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Diane Côté, the President and Chief Executive Officer of the Company, is the only Board member who is considered not independent (as defined in the Instrument). For more information about each director, please refer to the section entitled “Election of Directors” on page 3 of this Circular.

Disclose whether or not a majority of directors are independent.

The Board is composed of seven (7) directors, a majority of whom are independent (as defined in the Instrument). After consideration of the criteria set forth in the Instrument, the Board has concluded that six (6) of the directors are independent. The remaining director is the President and Chief Executive Officer of the Company.

Disclosure Requirements	Comments
If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•         Elaine Beaudoin – Groupe Canam Inc. and Hebdo Litho Inc.

•         Terrance Gregg – Amylin Pharmaceuticals Inc., Vasogen Inc. and Dexcom Inc.

•         Benoit La Salle – Vasogen Inc., ART Advanced Research Technologies Inc., Semafo Inc., Contact Image Corporation and Technologies 20-20 Inc.

•         Arthur Porter – Adherex Technologies Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year end.

The Board meets at least once annually and additionally as may be deemed necessary, independently of Diane Côté, the only non-independent Board member.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Benoit La Salle is the Chairman of the Board and is an independent director.

The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the Chief Executive Officer and chairs Board meetings. Further, the Chairman ensures that the non-management members of the Board meet on a regular basis without management being present.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Elaine Beaudoin – 5/5 Board meetings

Diane Côté – 5/5 Board meetings

Terrance H. Gregg – 5/5 Board meetings

Harry G. Hohn – 5/5 Board meetings

Benoit La Salle – 5/5 Board meetings

Michael Maher – 3/3 Board meetings

Arthur Porter – 2/5 Board meetings

Disclose the text of the board’s written mandate.	Please refer to Schedule “D” for the Board’s written mandate.

Disclosure Requirements	Comments

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed a written position description for each of the following, as recommended by the OSC Guidelines:

•         Chair of the Board;

•         Chair of the Audit Committee; and

•         Chair of the Governance, Nominating and Compensation Committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

Briefly describe what measure the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

New members receive an information package, a tour of the facilities and are provided with the opportunity to interact with and request briefings from other directors and management.

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Given the size of the Company and the in-depth public company experience of the members of the Board, there is no formal continuing education program in place. Board members are entitled to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Disclosure Requirements	Comments
Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written code of conduct for its directors, and a written code of conduct for its employees.
(i) disclose how a person or company may obtain a copy of the code,

(i) a copy of the Company’s codes of conduct referred to above can be obtained on the Company’s website at www.lmsmedical.com or alternatively, by written request to the Chief Financial Officer or the Secretary of the Company, at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and

(ii) Code of conduct for employees: the Chief Executive Officer verifies annually that each employee has read and understood the code.

Code of conduct for directors: The Board as a whole monitors compliance by directors with the code.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(iii) Not applicable.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

Disclosure Requirements	Comments
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Management, supported by the Board, has put structures in place to ensure effective communication between the Company and its stakeholders and the public. The Company provides appropriate disclosure as required by law, and legal counsel reviews all press releases and shareholder reports.

The Board manages the business of the Company on behalf of the shareholders and is responsible for, among other things, strategic planning, monitoring, and management of the Company’s principal risks. Any responsibility that is not delegated to senior management or a committee of the Board remains with the full Board. In addition to those matters, which must by law be approved by the Board, the approval of the Board is required for major transactions or expenditures.

Directors are permitted to contact and engage outside advisors at the expense of the Company.

Describe the process by which the board identifies new candidates for board nomination.	The Board assesses each new candidate by considering his or her competencies and skills based on such candidate’s prior service on the boards of other corporations and his or her corporate background.
Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The Board has a Governance, Compensation and Nominating Committee composed of three directors, each of whom is independent.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Governance, Compensation and Nominating Committee (the “Committee”) is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring the provision of an appropriate orientation and education program for new recruits to the Board and continuing education for Board members.

The Committee meets as often as is necessary to carry out its responsibilities.

The Committee will be permitted access to all records and corporate information that it determines to be required in order to perform its duties.

Describe the process by which the board determines compensation for the issuer’s directors and officers.	Please refer to the section entitled “Report on Executive Compensation” on page 13 of this Circular.
Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Board has a Governance, Compensation and Nominating Committee composed of three directors, each of whom is independent.

Disclosure Requirements	Comments
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Governance, Compensation and Nominating Committee (the “Committee”) is responsible for, among other things, reviewing the recruitment, appointment and termination of the Company’s senior management group, reviewing the annual salary of the Chief Executive Officer, reviewing the senior management group’s employment agreements and reviewing the adequacy and form of compensation of Board members and Board committee members in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees.

The Committee meets as often as is necessary to carry out its responsibilities.

The Committee will be permitted access to all records and corporate information that it determines to be required in order to perform its duties.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Not applicable.
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Not applicable.

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

In order to assess the effectiveness and contribution of the Board and Board committees, the Governance, Nominating and Compensation Committee reviews, on an annual basis, the size and composition of the Board and Board committees and makes appropriate recommendations to the Board. This annual review process addresses board effectiveness, board and committee structure, board processes as well as director and committee evaluations.

Disclosure Requirements	Comments
The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.

The Board has appointed an Audit Committee composed of three directors, each of whom is independent. The Audit Committee has a written charter, which can be found on the Company’s website at www.lmsmedical.com. For more information, please refer to the section entitled “Audit Committee” below.

AUDIT COMMITTEE

Charter

The text of our Audit Committee Charter can be found on our website at www.lmsmedical.com.

Composition of the Audit Committee

The members of the Audit Committee are Elaine Beaudoin, Benoit La Salle and Terrance H. Gregg, each of whom is independent and financially literate.

Relevant Education and Experience of Audit Committee Members

Elaine Beaudoin, CA

Elaine Beaudoin is a chartered accountant and a member of the Québec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. From 1989 to 1998, she held the position of Chief Executive Officer of Unifix Inc, a Québec based manufacturer of concrete panels. Ms. Beaudoin serves on the boards of several institutions and private and public companies, including the Groupe Canam Inc., Hebdo Litho Inc. and Lower Canada College.

Benoit La Salle, CA

Benoit La Salle is a chartered accountant and member of the Canadian Institute of Chartered Accountants and the Order of Chartered Administrators of Québec. He holds a Commerce degree from McGill University and a Masters of Business Administration from IMEDE, Switzerland. In 1980, he founded Grou La Salle & Associés, Chartered Accountants. Mr. La Salle is currently Chief Executive Officer of Semafo Inc. and serves on other boards of public companies, including Pebercan Inc. and ART Advanced Research Technologies Inc., amongst others.

Terrance H. Gregg

Terrance Gregg was the President of Medtronic MiniMed, a world leader in diabetes management systems, and was instrumental in Medtronic’s $3.4 billion acquisition of MiniMed, Inc. in 2001. He became President and Chief Operating Officer of MiniMed, Inc. in 1996. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan,Inc., a leading ophthalmic device and pharmaceutical company. Mr. Gregg currently serves as Chairman of the Health Advisory Board of the School of Policy, Planning and Development, at the University of Southern California, and as a member of the Board of the Southern California Biomedical Council. Additionally, he is on the boards of Amylin Pharmaceuticals, Inc.; Ocular Sciences, Inc.; and Specialty Laboratories. He is also President and CEO of Vasogen Inc.

External Auditor Service Fees (By Category)

Audit Fees

The fees billed by Ernst & Young LLP, Chartered Accountants, for audit services in the aggregate for the financial years ended March 31, 2006 and March 31, 2007 was $114,000 and $133,000, respectively.

Audit Related Fees

The fees billed by Ernst & Young LLP, Chartered Accountants, for assurance and related services in the aggregate for the financial years ended March 31, 2006 and March 31, 2007 was $14,000 and $21,000, respectively. These fees are reasonably related to the performance of the audit of our financial statements and not reported under “Audit Fees” above.

Tax Fees

The aggregate fees billed by Ernst & Young LLP, Chartered Accountants, for professional services rendered for tax compliance, tax advice and tax planning in the aggregate for the financial years ended March 31, 2006 and March 31, 2007 was $19,000 and $51,000, respectively. Ernst & Young LLP assisted with the tax returns of LMS Medical Systems (USA) Inc.

SHAREHOLDER PROPOSALS FOR THE 2008 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2008 Annual Meeting of Shareholders that are received by the Company at its registered office at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7, Attention: Secretary, no later than March 31, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on Edgar at www.sec.gov.

Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Company at 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T7:

(i)	the 2007 Annual Report to Shareholders;
(ii)	the consolidated financial statements for the year ended March 31, 2007, together with the accompanying report of the auditor;
(iii)	Management’s Discussion and Analysis pertaining to the Company’ consolidated financial statements;
(iv)	this Management Proxy Circular; and
(v)	the Company’s most recent Annual Information Form, which is in the form of a registration statement on Form 20-F.

Financial information is also provided in the Company’s financial statements and MD&A for the financial year ended March 31, 2007.

GENERAL

The information contained herein is given as at June 14, 2007, unless otherwise stated. The Board of the Company has approved the contents and the distribution of this Circular.

DATED at Montréal, Québec, this 14th day of June, 2007.

BY ORDER OF THE BOARD

Diane Côté (Signed) President and Chief Executive Officer

SCHEDULE “A”

APPROVAL OF AMENDMENTS TO STOCK OPTION PLAN

RESOLVED THAT:

1.

the amendments to the 2004 Stock Option Plan (the “Stock Option Plan”) to: (a) increase the number of common shares issuable under the Stock Option Plan from 2,149,942 to 3,183,942; (b) provide that an option will continue to be exercisable for ten business days following the termination of a Company blackout period that was in effect at the expiry date of the option or immediately before the expiry date of the option; (c) remove the 5% limit on issuances to any one person or to any one insider; and (d) clarify when amendments to the Stock Option Plan and the awards thereunder will require shareholder approval, all as described in the accompanying Circular, are hereby authorized and approved; and

2.

any officer of the Company is hereby authorized to do all such things and to execute and deliver all documents and instruments as may be necessary or advisable, in the opinion of such officer, in order to give effect to this resolution.

SCHEDULE “B”

APPROVAL OF AMENDMENTS TO DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT:

1.

the amendment to the directors’ deferred share unit and stock plan (the “DSU Plan”) to increase the number of common shares issuable under the DSU Plan from 250,000 to 400,000, is hereby authorized and approved;

2.

the amendments to the DSU Plan to: (a) add full-time officers and employees as eligible participants; (b) permit eligible officers and employees to elect to receive all or a portion of any bonus under the Company’s Bonus Plans in the form of deferred share units (“DSUs”); and (c) permit officers to elect to receive a portion of their annual base salary in the form of DSUs, all as described in the accompanying Circular, are hereby authorized and approved;

3.

the amendment to the DSU Plan clarifying when amendments to the DSU Plan and the awards thereunder will require shareholder approval, as described in the accompanying Circular, is hereby authorized and approved; and

4.

any officer of the Company is hereby authorized to do all such things and to execute and deliver all documents and instruments as may be necessary or advisable, in the opinion of such officer, in order to give effect to this resolution.

SCHEDULE “C”

APPROVAL OF AMENDMENTS TO BONUS PLANS

RESOLVED THAT:

1.

the amendments to the Bonus Plans to: (a) increase the number of common shares issuable under the Bonus Plans, in aggregate, from 500,000 to 1,300,000; (b) permit participants to elect to receive all or a portion of a bonus in the form of deferred share units instead of common shares; (c) clarify when amendments to the Bonus Plans and the awards thereunder will require shareholder approval; (d) clarify that the share price used to convert a bonus award into shares or DSUs will be the fair market value (as defined in the accompanying Circular for purposes of the Bonus Plans) on March 31 of the financial year of the Company to which the bonus relates; and (e) remove the 5% limit on issuances to any one person or to any one insider, all as described in the accompanying Circular, are hereby authorized and approved; and

2.

any officer of the Company is hereby authorized to do all such things and to execute and deliver all documents and instruments as may be necessary or advisable, in the opinion of such officer, in order to give effect to this resolution.

SCHEDULE “D”

MANDATE OF THE LMS BOARD OF DIRECTORS

The Board of LMS believes that the appropriate mix of skills, experience, age and gender will help to enhance its performance. The Board’s composition should reflect business experience compatible with the Company’s business objectives.

Composition

The Board is comprised of seven directors, a majority of whom are independent(1). Pursuant to the Canada Business Corporations Act, at least 25% of the directors of the Company must be resident Canadians. The Chair of the Board is an independent director(2).

Meetings

The Board shall meet at least four times annually, or more frequently, as circumstances dictate. In addition, the Board shall hold separate, regularly scheduled meetings of independent directors at which members of management are not present.

Position Descriptions

The Board shall develop clear position descriptions for directors, including the Chair of the Board and the Chair of each Board committee. Additionally, the Board, together with the Chief Executive Officer (“CEO”), shall develop a clear position description for the CEO, which includes defining management’s responsibilities. The Board shall also develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

The Board is elected by the shareholders and represents all shareholders’ interests in continuously creating shareholder value. The following is the mandate of the Board.

•	Advocate and support the best interests of the Company.
•	Review and approve strategic, business and capital plans for the Company and monitor management’s execution of such plans.
•	Review whether specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance.
•	Review the principal risks of the Company’s business and pursue the implementation by management of appropriate systems to manage such risks.
•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals.
•	Review measures implemented and maintained by the Company to ensure compliance with statutory and regulatory requirements.
•	Select, evaluate, and compensate the President and CEO.
•	Annually review appropriate senior management compensation programs.
•	Monitor the practices of management against the Company’s disclosure policy to ensure appropriate and timely communication to shareholders of material information concerning the Company.
•	Monitor safety and environmental programs.

•	Monitor the development and implementation of programs for management succession and development.
•	Approve selection criteria for new candidates for directorship.
•	Provide new directors with a comprehensive orientation, and provide all directors with continuing education opportunities.
•	Assure shareholders of conformity with applicable statutes, regulations and standards (for example, environmental risks and liabilities, and conformity with financial statements).
•	Regularly conduct assessments of the effectiveness of the Board, as well as the effectiveness and contribution of each Board committee and each individual director.
•	Establish the necessary committees to monitor the Company.
•	Provide advice to and act as a sounding board for the President and CEO.
•	Discharge such other duties as may be required in the good stewardship of the Company.

In addressing its mandate, the Board assumes responsibility for the following approvals:

Financial Approvals:

-	Strategic plan
-	Annual business and capital plans
-	Annual financial statements and auditors’ report
-	Quarterly earnings and press release
-	Budgeted capital expenditures
-	Unbudgeted capital expenditures in excess of $250,000
-	Acquisitions/divestitures
-	Significant financing or refinancing opportunities
-	Dividend policy
-	Share re-purchase programs
-	Individual operating, real property or capital leases having total commitment in excess of $500,000

Human Resources Approvals:

-	Appointment/succession/dismissal of President and CEO
-	Compensation of President and CEO
*	-	Executive compensation arrangements and incentive plans

Administration and Compliance Approvals:

-	Appointment of Board Committees and their Chairs
-	Nomination of Directors
*	-	Recommendation of Auditors to the Shareholders
-	Proxy circular
-	Appointment of Chairman
*	-	Major policies

* Board may delegate to committees